Exhibit (a)(5)(F)

To All Option holders,
the following is to inform you that, in connection with the tender offer by Jazz Pharmaceuticals (Nasdaq: JAZZ) for Gentium’s shares and ADSs, Gentium’s Board of Directors and Committees, in order to facilitate the exercise of stock options by employees, resolved to:  a) accelerate the vesting of the outstanding options and to grant to eligible employees, excluding executives and directors, a Company’s loan to exercise the stock option (if required). If on January 22,  there will be a sufficient number of shares tendered and Jazz accept those, then Jazz will initiate a subsequent offering period  to allow options holders to exercise their options and tender the shares to Jazz.  At that point, Jazz will be obliged to buy those if validly tendered.

Employees may exercise their options and tender the shares to Jazz based on the following processes:
a)
As currently in place. Employee fill-out the exercise form (see template attached) and then send it to Gentium. Employee to wire the cash to Gentium’s bank account. Gentium to issue the shares and deposit those into the employee deposit account. Employees may tender the shares to Jazz, according to the tender offer process. Employee to wire to the Company withholding taxes.

b)
New process.  Benefit of a Company’s short term loan, give mandate to Gentium to tender the shares to Jazz in the name and on behalf of the employee and collect cash proceeds for the tendered shares. Gentium then transfer the cash proceeds to the employees, after withholding any amount due to reimburse the Company’s loan and withholding taxes. The transaction will be reported on a dedicated pay-slip, based on specific local laws.  Company’s loan may trigger some fringe benefit rules, however, while we will determine this calculation, we believe that the amount may not be material. We inform you that any capital gain tax filing will be your individual responsibility, the Company will  provide you with the appropriate calculation.

If you elect to exercise the options based on the second process, there will be some documents to be filled-in and signed and returned to the Company. In particular:
1)
Form 05 Company’s loan, in Italian and English, attached to this e-mail as template. You will get an e-mail either from Roberta Grandini or Riccardo Belardi (Gentium GmbH) with a tailored document. You will be required to fill-up missing info, sign it and return to them by Friday, January 24.

2)
Form 06, Notice to Options Holders (and Exhibit A thereto) attached to this e-mail as template. You will get an e-mail either from Roberta Grandini or Riccardo Belardi (Gentium GmbH) with a tailored document. You will be required to fill-in missing info, sign it and return to them by Friday, January 24.

3)
Form 02, attached to this e-mail as template. You will get an e-mail either from Roberta Grandini or Riccardo Belardi (Gentium GmbH) with a tailored document. You will be required to sign it and return to them by Friday, January 24.

4)
Form 01, Share form of Accptance to Tender Ordinary Shares, attached to this e-mail as template. You will get an e-mail either from Roberta Grandini or Riccardo Belardi (Gentium GmbH): Such document should be filled in on page 2, 3 and 7, signed and returned to them by Friday, January 24.

If you have any question please do not hesitate to contact me,

Regards, Sal